ENERGOUS CORPORATION

3590 North First Street, Suite 210

San Jose, CA 95134

September 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tom Jones

Re:	Energous Corporation Registration Statement on Form S-3 (File No. 333-248832) filed September 15, 2020.

Requested Date: September 24, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Energous Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Mark A. Leahy, Amanda Rose or Nicolas H.R. Dumont, all of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Dumont at (212) 430-2679, or, in his absence, to Mrs. Rose at (206) 389-4553 or Mr. Leahy at (650) 335-7682.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely, ENERGOUS CORPORATION

By:	/s/ Brian Sereda
Brian Sereda
Chief Financial Officer

cc:	Stephen Rizzone, Chief Executive Officer
Energous Corporation

Mark A. Leahy, Esq.
Amanda Rose, Esq.
Nicolas H.R. Dumont, Esq.
Fenwick & West LLP